

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 27, 2016

Via E-mail
Augustine Cheung
President Chief Executive Officer
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, Maryland 21046

> **Re: Medifocus Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2016**
> **Filed June 10, 2016**
> **File No. 0-55169**

Dear Mr. Cheung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery